Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 16, 2009

$ Buffered Super Track Notes due April 29, 2010 Linked to the Mexican Peso Medium-Term Notes, Series A, No. F-96

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	April 27, 2009

Issue Date:	April 30, 2009

Final Valuation Date:	April 26, 2010*

Maturity Date:	April 29, 2010* (resulting in a term to maturity of approximately 1 year)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The currency exchange rate between the U.S. Dollar and the Mexican peso (the “USDMXN”). The USDMXN currency exchange rate, on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference level or spot rate, which will be determined by the calculation agent in accordance with the description under “Reference Assets—Currency Exchange Rates” in the prospectus supplement.

Participation Rate:	100%

Buffer Percentage:	15%

Maximum Return:	20%

Payment at Maturity:

If the Reference Asset Return is positive, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the participation rate, subject to the maximum return. For example, if the Reference Asset Return is 25% or more, you will receive the maximum return on the Notes of 20%, which entitles you to the maximum total payment of $1,200 for every $1,000 principal amount Note that you hold. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Reference Asset Return x Participation Rate)]

If the Reference Asset Return is less than or equal to 0% and greater than or equal to -15%, you will receive the principal amount of your Notes at maturity.

If Reference Asset Return is less than -15%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -15%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Reference Asset Return + 15%)]

Your investment will be exposed to any decline in the Reference Asset Return below -15%.

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Initial Level – Final Level Final Level

Initial Level:	[—], the reference level of USDMXN on the initial valuation date.

Final Level:	The reference level of USDMXN on the final valuation date.

Business Day:	New York

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738Q7K8 and US06738Q7K88

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Reference Asset Return	Payment at Maturity	Total Return on Notes
6.6054	100.00%	$1,200.00	20.00%
6.9531	90.00%	$1,200.00	20.00%
7.3393	80.00%	$1,200.00	20.00%
7.7711	70.00%	$1,200.00	20.00%
8.2568	60.00%	$1,200.00	20.00%
8.8072	50.00%	$1,200.00	20.00%
9.4363	40.00%	$1,200.00	20.00%
10.1622	30.00%	$1,200.00	20.00%
11.0090	20.00%	$1,200.00	20.00%
12.0098	10.00%	$1,100.00	10.00%
13.2108	0.00%	$1,000.00	0.00%
13.9061	-5.00%	$1,000.00	0.00%
14.6787	-10.00%	$1,000.00	0.00%
15.5421	-15.00%	$1,000.00	0.00%
16.5135	-20.00%	$950.00	-5.00%
18.8726	-30.00%	$850.00	-15.00%
22.0180	-40.00%	$750.00	-25.00%
26.4216	-50.00%	$650.00	-35.00%
33.0270	-60.00%	$550.00	-45.00%
44.0360	-70.00%	$450.00	-55.00%
66.0540	-80.00%	$350.00	-65.00%
132.1080	-90.00%	$250.00	-75.00%
N/A	-100.00%	$150.00	-85.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Mexican peso strengthens against the U.S. dollar, with USDMXN decreasing from the Initial Level of 13.2108 to a Final Level of 12.0098. The Reference Asset Return is calculated as follows:

(Initial Level – Final Level)/Final Level

(13.2108-12.0098)/12.0098= 10.00%

Because the Final Level of 12.0098 is less than the Initial Level of 13.2108 and the Reference Asset Return of 10.00% multiplied by participation rate does not exceed the hypothetical Maximum Return of 20%, the investor receives a Payment at Maturity of $1,100 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return x Participation Rate)]

$1,000 + [$1,000 x (10.00% x 100%)] = 1,100

Example 2: The Mexican peso weakens against the U.S. dollar, with USDMXN increasing from the Initial Level of 13.2108 to a Final Level of 13.9061. The Reference Asset Return is calculated as follows:

(Initial Level – Final Level)/Final Level

(13.2108-13.9061)/ 13.9061= -5.00%

Because the Reference Asset Return is negative but not less than the Buffer Percentage of –15%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Mexican peso strengthens against the U.S. dollar, with USDMXN decreasing from the Initial Level of 13.2108 to a Final Level of 10.1622. The Reference Asset Return is calculated as follows:

(Initial Level – Final Level)/Final Level

(13.2108-10.1622)/ 10.1622= 30.00%

Because the Reference Asset Return of 30.00% multiplied by the participation rate exceeds the hypothetical Maximum Return of 20%, the investor receives a Payment at Maturity of $1,200 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The Mexican peso weakens against the U.S. dollar, with USDMXN increasing from the Initial Level of 13.2108 to a Final Level of 16.5135. The Reference Asset Return is calculated as follows:

(Initial Level – Final Level)/Final Level

(13.2108-16.5135)/ 16.5135= -20.00%

Because the Reference Asset Return is less than the Buffer Percentage of –15%, the investor will receive a Payment at Maturity of $950 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 15%)] = $950

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The annual observation dates, coupon payment dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rate—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rate—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive reference asset return by the participation rate, up to the maximum return on the Notes of 20%, or a maximum total payment of $1,200 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a negative Reference Asset Return, of up to -15%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements and modifies the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. To the extent that the discussion below is inconsistent with the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement, the discussion below supersedes the discussion in the prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss will generally be exchange gain or loss to the extent such gain or loss is attributable to changes in USDMXN. If you are an initial purchaser and hold your Notes until maturity, all such gain or loss you recognize with respect to your Notes will generally be exchange gain or loss.

Exchange gain or loss will generally be treated as U.S. source ordinary income or loss. However, we believe it would be reasonable to take the position that you are permitted to elect to treat the gain or loss that you recognize with respect to your Notes as capital gain or loss. More specifically a taxpayer may elect to treat the gain or loss from a “forward contract” with respect to foreign currency as capital gain or loss. We believe that it would be reasonable to take the position that a holder of a “similar financial instrument” to a “forward contract” may make this election and that the Notes should be treated as a “similar financial instrument” to a “forward contract” for this purpose. This election must be made on the date you acquire the Notes, and you should consult your tax advisor about how this election might be made with respect to your Notes. Gain or loss that is not attributable to changes in USDMXN should generally be capital gain or loss. Because the term of your Notes is not expected to exceed one year unless a market disruption event occurs, any capital gain or loss recognized with respect to your Notes will likely be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “reportable transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the Notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if

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such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations—including any protective filings—that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of Notes.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. In December, 2007, the Internal Revenue Service issued Revenue Ruling 2008-1, which concluded that an instrument with a term of three years that was economically equivalent to a euro-denominated deposit—i.e., an instrument issued for 75 euros, promising market-rate interest in euros, and a return of 75 euros at maturity—should be treated as euro-denominated indebtedness notwithstanding that it is denominated in U.S. dollars (e.g., is issued and repaid for an amount in U.S. dollars that is equal to the current value of 75 euros). We do not believe the Notes should be viewed as economically equivalent to Mexican peso-denominated deposits, because (a) the Notes do not provide for accruals of interest, (b) after an increase of 20% in the value of the Mexican peso, the return on the Notes does not increase at all (i.e., the return is capped), (c) the return on the Notes does not decrease as the value of the Mexican peso decreases until the decrease exceeds 15 percent a (i.e., the Notes are “buffered”), and (d) the Notes are short-term Notes. We therefore do not think that Revenue Ruling 2008-1 should apply to the Notes. The intended ambit of this ruling is not clear, however, and the Internal Revenue Service could take a different view.

Other alternative treatments would also be possible. For example, it is possible that the Internal Revenue Service could assert that the Notes should be treated as a U.S. dollar denominated short-term contingent debt instrument. There is no statutory, judicial or administrative authority that governs how short-term contingent debt should be treated for U.S. federal income tax purposes, and you are accordingly urged to consult you tax advisor about this potential alternative treatment of the Notes. Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, it is also possible that the Internal Revenue Service could assert that your Notes should be treated as long-term debt denominated in U.S. dollars. Were the Internal Revenue Service to successfully assert that your Notes should be characterized as long-term debt denominated in U.S. dollars, they would be treated as a contingent payment debt instrument. The rules governing the taxation of contingent payment debt instruments are discussed in the accompanying prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments”. You should consult tax advisor about this possibility and other potential alternative treatments of the Notes.

For a further discussion of the tax treatment of your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bullish on the Mexican peso—The reference asset return will only be positive if, on average, U.S. dollar weakens relative to the Mexican peso. If the U.S. dollar appreciates in value relative to the Mexican peso over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Your Investment in the Notes May Result in a Loss—The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Asset return is positive or negative. If the Reference Asset Return falls below -15%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return declines beyond -15%. You may lose up to 85% of your initial investment.

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•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Reference Asset Return is positive, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 20% multiplied by the principal amount.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected supply and demand of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the exchange rate between the U.S. dollar and Mexican peso; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Reference Level

The reference level of the USDMXN currency exchange rate on April 14, 2009 was 13.2108.

Historical Information

The following graph set forth the historical performance of the Mexican peso based on the daily, closing currency exchange rates from April 14, 2001 through April 14, 2009. We obtained the information regarding this closing currency exchange rate of the USDMXN below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the closing currency exchange rate of the USDMXN should not be taken as an indication of future performance of the exchange rate, and no assurance can be given as to the reference level on the final valuation date and annual observation dates. We cannot give you assurance that the performance of the USDMXN currency exchange rate will result in any return in addition to your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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